Exhibit 99.1

THIS CIRCULAR AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and what action you should take, you should consult your independent professional adviser, who, if you are taking such advice in Ireland, is authorised or exempted pursuant to the Investment Intermediaries Act 1995 (as amended) or the European Union (Markets in Financial Instruments) Regulations 2017 as amended, or, if you are taking such advice in the U.S., your advisors should be authorised under the Investment Advisors Act of 1940 (as amended) or be registered as broker-dealers under the Securities Exchange Act of 1934 (as amended), and, if you are consulting advisors in a territory outside Ireland and the U.S., you should consult another appropriately authorised independent financial advisor.

If you sell or have sold all of your Ordinary Shares you should forward this document and the accompanying Form of Proxy to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Ordinary Shares, please contact immediately your stockbroker, bank or other agent through whom the sale or transfer was effected.

The Directors of Fusion Fuel Green plc accept responsibility for the information contained in this document other than that relating to Royal Uranium Inc. and/or the RU Shareholders and, to the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Royal Uranium Inc. accept responsibility for the information contained in this document relating to Royal Uranium Inc. and, to the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Fusion Fuel Green plc

(Incorporated and registered in Ireland, registered number 669283)

Proposed Acquisition of Royal Uranium Inc.

Approval of Conversion of Preferred Shares

Approval of Change of Name

Circular to Shareholders and Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of the Company set out at pages 9 to 18 of this Circular, which explains the purpose of the Resolutions to be proposed at the Extraordinary General Meeting and includes the recommendation from the Board to vote in favour of the Resolutions.

The Notice of the Extraordinary General Meeting of the Company to be held at 1:00 p.m. (Irish time) at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland on 8 June 2026 is set out at Annex 2 of this document.

A Form of Proxy for use at the Extraordinary General Meeting is enclosed. You are requested to complete and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person. To be valid, the enclosed Form of Proxy should be completed and returned by hand or by post to the Company’s registrars, Continental Stock Transfer & Trust Company, at 1 State St 30th floor, New York, NY 10004, United States, by no later than 11:59 pm (Eastern Time) on 7 June 2026. If voting online, vote at www.cstproxyvote.com. The latest time for receipt of online proxies is 11:59 pm (Eastern Time), 7 June 2026. The Depository Trust Company participants should consult with their stockbroker or other intermediary as applicable, at the earliest opportunity, for further information on the processes and timelines for appointing a proxy for the EGM through the respective systems. Completion and return of a Form of Proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

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Information regarding Forward-Looking Statements

This Circular and the information incorporated by reference into it contains a number of forward-looking statements including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and supply and demand. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “may”, “will”, “expect”, “anticipate”, “believe”, “estimate”, “intend”, “project”, “target”, “could”, “should”, “would”, and similar expressions or the negative of these terms or similar expressions in this document. This Circular contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. The management of the Company has based these forward-looking statements on its views with respect to future events and financial performance. Actual financial performance of the Company could differ materially from that projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, and financial performance may be better or worse than anticipated. Forward-looking statements are not guarantees of future performance. Shareholders are therefore cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Given these uncertainties, readers should not put undue reliance on any forward-looking statements.

Forward-looking statements represent estimates and assumptions only as of the date that they were made. The Company does not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this document, except to the extent required by applicable law. Shareholders should read this document carefully in its entirety as it contains important information about the business of the Company, future benefits of the proposed Acquisition, management plans and objectives and the risks faced.

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CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	4

DEFINITIONS	5

COMPANY INFORMATION	7

LETTER FROM THE CHAIRMAN OF FUSION FUEL GREEN PLC	8

Annex 1	17

ADDITIONAL INFORMATION REQUIRED BY THE IRISH TAKEOVER RULES	17

Annex 2	35

NOTICE OF EXTRAORDINARY GENERAL MEETING	35

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date	8 May 2026
Publication of this document	15 May 2026
Latest time and date for receipt of Forms of Proxy (by mail) for the Extraordinary General Meeting	11:59 p.m. (Eastern Time), 7 June 2026
Latest time and date for receipt of Forms of Proxy (online) for the Extraordinary General Meeting	11:59 p.m. (Eastern Time), 7 June 2026
Extraordinary General Meeting	1:00 p.m. (Irish time), 8 June 2026
Anticipated Closing Date of acquisition of Royal Uranium Inc.	8 June 2026

Notes

1.	References to times and dates in this document are to times and dates in Dublin, Ireland, unless otherwise stated.

2.	The dates set out above and mentioned throughout this document may be adjusted by the Company. The EGM may be adjourned in accordance with the provisions of the Company’s Articles of Association.

3.	The EGM is being held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

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DEFINITIONS

In this document the following expressions have the following meanings unless the context otherwise requires or unless otherwise provided:

“Acquisition”	the acquisition of up to 100% of the issued share capital of RU by the Company pursuant to the terms of the Share Exchange Agreement;

“Acquisition Resolution”	Resolution 1 as described in the Notice;

“AGM”	the annual general meeting of the Company;

“Al Shola Gas”	Al Shola Al Modea Gas Distribution LLC;

“Articles of Association”	the articles of association of the Company at the date of this Circular;

“Board” or “Directors”	the board of directors of the Company;

“Circular”	this document;

“Closing Date”	the date on which the Acquisition completes in accordance with the terms of the Share Exchange Agreement;

“Company”	Fusion Fuel Green plc;

“Concert Parties”	shall have the meaning given to that term in Annex 1 of this Circular;

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland at 1:00 p.m. (Irish time) on 8 June 2026, notice of which is set out at Annex 2 of this Circular;

“Equity Incentive Plan”	the Company’s equity incentive plan dated 5 August 2021 as amended from time to time;

“Euro” or “€”	euro or EUR, the single currency introduced by Council Regulation (EC) No 974/98 of 3 May 1998 on the introduction of the euro, as amended, being the lawful currency of the participating Member States of the European Union.

“Form of Proxy”	the form of proxy for use at the Extraordinary General Meeting, enclosed with this Circular;

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“Memorandum of Association” or “Memorandum”	the memorandum of association of the Company as at the date of this document;

“NASDAQ”	the Nasdaq Capital Market, a continuous trading market operated by The Nasdaq Stock Market LLC for the listing and trading of securities of companies that meet certain financial and corporate governance requirements, including without limitation minimum bid price requirements and annual meeting obligations as set forth in the Nasdaq Listing Rules;

“Newbridge Securities”	Newbridge Securities Corporation, having its registered office at 1200 North Federal Highway, Suite 400, Boca Raton, Florida, 33432, United States of America;

“Notice”	the notice of Extraordinary General Meeting, as set out at Annex 2 of this document;

“Ordinary Shares”	Class A ordinary shares of US$0.0035 each in the capital of the Company;

“Preferred Shares”	the preferred shares of US$0.0001 each designated by the Board as Series A Convertible Preferred Shares on 18 November 2024 in accordance with the Articles of Association, having the rights as set out in the Certificate of Designation filed with the Companies Registration Office on 13 December 2024;

“QIND Transaction”	shall have the meaning given to that term in section 6 of this Circular;

“Registrar”	the Company’s registrar, being Continental Stock Transfer & Trust Company, having its registered office at 1 State St 30th floor, New York, NY 10004, United States;

“Representative RU Shareholders”	collectively, Anthony Milewski and Marcos Schipperheijn, who each have the rights and obligations as set out in the Share Exchange Agreement;

“Resolutions”	the resolutions to be proposed in the manner specified in the Notice of Extraordinary General Meeting, which shall include the Acquisition Resolution, Resolution 2 and Resolution 3;

“Restricted Stock Units”	a right to be issued Ordinary Shares on a future date, which right is granted pursuant to the Equity Incentive Plan, which shall vest on such date and subject to such conditions as the Board may determine in accordance with the Equity Incentive Plan and the applicable Award Agreement (as defined in the Equity Incentive Plan);

“RU	Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada, with incorporation number BC1460159 and having its registered office at Suite 2200, 885 West Georgia Street, Vancouver BC V6C 3E8, Canada;

“Rules”	the Irish Takeover Panel Act, 1997, Takeover Rules, 2022;

“Rule 3 Advisor”	Newbridge Securities;

“RU Royalty Agreements”	the royalty agreements entered into by RU in respect of the uranium royalty assets;

“RU Shareholders”	the existing holders of the RU Shares;

“Share Exchange Agreement”	the Share Exchange Agreement entered into between the Company and certain RU Shareholders in relation to the Acquisition;

“Shareholder(s)”	holder(s) of Ordinary Shares; and

“USD” or “$”	United States Dollar, the lawful currency of the United States of America.

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COMPANY INFORMATION

Directors of the Company

James Passin – Chair

Frederico Perez Marques Figueira De Chaves – CEO, CSO, CFO a.i. & Director

Steven Gold – Director

Pierce Crosby – Director

Luisa Ingargiola – Director & Audit Committee Chair

John Paul Backwell – Director

Company Secretary	Gavin Jones

Registered Office	9 Pembroke Street Upper Dublin D02 KR83 Ireland

Rule 3 Advisor	Newbridge Securities Corporation 1200 North Federal Highway Suite 400 Boca Raton Florida 33432 United States of America

Auditors	Bush & Associates CPA LLC 9555 S. Eastern Avenue Suite 280 Las Vegas NV 89123 United States of America RSM Ireland Block D Iveagh Court Harcourt Road Dublin 2 D02 VH94 Ireland

Solicitors	Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 Ireland

Registrar	Continental Stock Transfer & Trust Company 1 State St 30th floor New York NY 10004 United States

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LETTER FROM THE CHAIR OF FUSION FUEL GREEN PLC

EXTRAORDINARY GENERAL MEETING
Fusion Fuel Green plc

(Incorporated and registered in Ireland, registered number 669283)

Directors	Registered Office

James Passin Frederico Perez Marques Figueira De Chaves Steven Gold Pierce Crosby Luisa Ingargiola John Paul Backwell	9 Pembroke Street Upper Dublin D02 KR83 Ireland

To the Shareholders of Fusion Fuel Green plc
Dear Shareholder,

1.	INTRODUCTION

An Extraordinary General Meeting of the Company is to be held at 1:00 p.m. (Irish time) on 8 June 2026 at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. A notice convening the EGM is set out at Annex 2 of this Circular and sets out the full text of the Resolutions to be proposed and voted on at the Extraordinary General Meeting.

The Board is proposing Resolutions for the approval of the Shareholders. Resolution 1 relates to the proposed acquisition by the Company of Royal Uranium Inc. which is being put to Shareholders for approval. Further details relating to the Acquisition and Resolution 1 are set out below. Resolution 2 relates to the approval by the shareholders of certain matters relating to the QIND Transaction, and Resolution 3 relates to the proposed change of name of the Company. Further details regarding Resolutions 2 and 3 are set out below.

2.	PROPOSED ACQUISITION OF ROYAL URANIUM INC.

Introduction

On 18 February 2026, the Company entered into a conditional Share Exchange Agreement (the “Share Exchange Agreement”) with certain existing shareholders of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada, with incorporation number BC1460159 and having its registered office at Suite 2200, 885 West Georgia Street, Vancouver BC V6C 3E8, Canada (“RU”) in relation to the acquisition of up to 100% of the issued share capital of RU (the “Acquisition”). The consideration for the acquisition of RU will be the issuance of Ordinary Shares in the Company to the RU Shareholders. The Ordinary Shares to be issued to the RU Shareholders pursuant to the Acquisition will represent approximately 57.2% of the enlarged share capital of the Company immediately following completion of the Acquisition, assuming all RU Shareholders elect to receive their full allocation of Ordinary Shares and none exercise their right to receive warrants in lieu thereof.

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As discussed in more detail in “Shareholder Approval” below, implementation of the Acquisition is subject to a number of conditions, including the approval of the Shareholders. The EGM has been convened by the Board, primarily for the purposes of seeking such approval.

Application of the Rules

The Company constitutes a “relevant company” for the purposes of the Rules, being a public limited company incorporated in Ireland, securities of which are authorised to be traded on NASDAQ. As such, the Acquisition will be governed by the provisions of the Rules. Because the Company will issue more than 100% of its issued share capital to the RU Shareholders if the Acquisition proceeds to completion, the Acquisition constitutes a “reverse takeover” within the meaning of the Rules.

This Circular constitutes the circular which the Company is required to send to the Shareholders in connection with the required Shareholder approval of the Acquisition under Rule 40 of the Rules, as described in further detail below.

Background to and Reasons for the Acquisition

The Company continually examines investment opportunities which align with its strategic objectives and investment criteria. The Company’s business strategy is centred on green hydrogen, including the development, financing and delivery of industrial-scale hydrogen projects in clean energy technology, and the Company has sought to position itself as a committed stakeholder in the renewable energy sector, with its sights focused on expanding both the scope and geographical range of its activities in clean energy. The Board maintains an active approach to identifying value-enhancing opportunities that support the Company’s long-term growth whilst remaining consistent with its core mission of advancing sustainable energy solutions.

Since late 2024, the Company has been undertaking a strategic repositioning of its business from a single-technology hydrogen equipment provider into a diversified, integrated energy platform. The Company’s platform currently includes conventional gas engineering and energy supply, hydrogen and clean-energy engineering, and biomass and waste-fuelled steam energy solutions.

As part of the strategic repositioning, the Company has identified the increasing importance of securing exposure to other energy sources, given the anticipated growth in global energy consumption, partly driven by an increase in digital infrastructure, with nuclear energy anticipated to play a role in meeting this increased demand.

The Company’s strategy is to:

●	leverage stable, cash-generative conventional energy operations to support near-term revenues and profitability;

●	expand its clean and renewable energy business through organic growth and acquisitions; and

●	build a multi-energy platform with a view to better positioning itself to capitalise on accelerating global energy demand while progressively transitioning toward lower-carbon energy supply.

As part of this strategy, the Board identified RU as an appropriate target for the Company and the Company entered into the Share Exchange Agreement. The Board recognises that the Acquisition represents a redirection for the Company, from its position as an integrated energy platform, with operations spanning gas engineering and utility services, green hydrogen technology, and biomass thermal power generation, into the natural resources royalty sector. The Board acknowledges that RU’s business model, which involves holding a portfolio of royalty interests in uranium and natural gas projects across the Americas without directly operating, developing or exploring those assets, is materially different in nature from the Company’s existing operating subsidiaries. The Board recognises that implementing the Acquisition and effectively, entering into this new sector, will present the Company with both opportunities and challenges as it seeks to understand, manage and grow a royalty asset portfolio alongside its existing operations.

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The Board is aware that the Acquisition will be significantly dilutive to existing Shareholders on an unadjusted basis. However, having considered the advice received from the Company’s Rule 3 Advisor (as described below) and the strategic considerations set out above, the Board is of the view that the benefits expected to be derived from the Acquisition – including, in particular, the acquisition of the portfolio of assets at a consideration which the Board considers to represent attractive value relative to the independent valuation of the portfolio – outweigh the dilutive impact for Shareholders generally, as the Acquisition is expected to afford existing Shareholders indirect exposure to a portfolio of assets to which they would otherwise have no access.

Furthermore, each of the Directors of the Company believes that the Acquisition is in the best interests of the Company and its Shareholders as a whole as, in the opinion of the Directors:

●	the proposed Acquisition of RU, a business focused on uranium royalties with a portfolio of gas and uranium royalty assets, aligns with the Company’s broader investment strategy and represents a natural evolution of the Company’s clean energy positioning;

●	RU’s business model and portfolio of assets directly complement the Company’s existing three-subsidiary energy platform, broadening the Company’s energy mix whilst reducing dependency on any single technology, geography or revenue stream; and

●	it involves the acquisition of a capital-efficient, non-operating royalty asset base, with no material direct operating or development expenditure obligations.

Information on Royal Uranium Inc.

RU was established on 10 January 2024 and is a uranium and gas royalty company with a portfolio spanning Canada, Colombia and Argentina. RU operates through a royalty business model, which involves holding royalty interests in various uranium exploration and development projects and gas projects across the Americas. RU is currently headquartered in Vancouver, Canada.

Business Model and Existing Portfolio

RU operates a portfolio of royalty interests in various jurisdictions in the uranium and gas sectors. RU holds 16 uranium royalty interests spanning global uranium districts, including the Athabasca Basin in Canada, Newfoundland, Colombia and Argentina.

In addition to its uranium-focused holdings, RU maintains three natural gas royalty interests. RU is not a trading company so does not have any employees or operations beyond ownership of its royalty portfolio.

From RU’s perspective, the Acquisition offers the following strategic benefits to RU and the RU Shareholders, including:

●	integration into an operating multi-energy group;

●	enhanced access to capital markets; and

●	alignment with a diversified energy platform offering greater scale and corporate infrastructure than is available to RU on a standalone basis.

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RU’s investment thesis is underpinned by an anticipated growth in energy demand, including as a result of the growth of AI and hyperscale datacentres.

3.	Principal Terms and Conditions of the Acquisition

Terms of the Acquisition and Purchase Price

If approved, the Acquisition will be implemented in accordance with the terms of the Share Exchange Agreement. Under the Share Exchange Agreement, at completion, the RU Shareholders will sell, transfer, convey and deliver to the Company up to one hundred percent (100%) of the issued and outstanding shares in the capital of RU, being up to 78,581,029 shares, and following completion, RU will become a subsidiary of the Company. Completion of the Acquisition is conditional upon RU Shareholders holding not less than 75% of the issued shares in RU having signed the Share Exchange Agreement or a joinder thereto. As at the date of this Circular, 100% of the RU Shareholders have signed or adhered to the Share Exchange Agreement. As such, if the Acquisition is approved, the Company will acquire 100% of the shares in RU.

The consideration for the acquisition of RU is the issuance of Ordinary Shares in the Company to the RU Shareholders. Accordingly, the Company will not pay any cash in connection with the Acquisition. Under the Share Exchange Agreement, the Company is expected to issue up to 3,750,025 Ordinary Shares to the RU Shareholders in consideration for the acquisition of 100% of the shares in RU. Under the terms of the Share Exchange Agreement, each RU Shareholder may elect to receive pre-funded warrants to subscribe for Ordinary Shares in the Company (at an exercise price per share equal to the nominal value of the Ordinary Shares) in lieu of Ordinary Shares, but only to the extent that the allotment to any such RU Shareholder of Ordinary Shares would result in their beneficial holding of Ordinary Shares exceeding 9.99% of the issued share capital of the Company. Such right of election shall only exist in respect of such number of Ordinary Shares as would result in the relevant RU Shareholder’s beneficial holding exceeding the aforementioned 9.99% threshold, and the relevant RU Shareholder shall be required to accept the allotment of Ordinary Shares pursuant to the Share Exchange Agreement up to such 9.99% threshold.

Under the Share Exchange Agreement, all RU Shareholders are subject to lock-up restrictions commencing on the date of the Share Exchange Agreement. During the relevant lock-up period, RU Shareholders are prohibited from transferring or trading in any Ordinary Shares in the Company issued to them pursuant to the Share Exchange Agreement, or entering into any agreement to do so.

The duration of the lock-up restrictions varies depending on the number of Ordinary Shares received by each RU Shareholder. For RU Shareholders receiving more than 25,000 Ordinary Shares, the lock-up operates on a tiered release schedule: 100% of their Ordinary Shares are subject to the lock-up restrictions for six months from the date of the Agreement; two-thirds of their shares remain subject to the lock-up restrictions for twelve months; and one-third remain subject to the lock-up restrictions for eighteen months, after which they are fully released from all lock-up restrictions. For RU Shareholders receiving 25,000 Ordinary Shares or fewer, the lock-up period is six months, after which they are fully released from the lock-up restrictions.

Representations and Warranties

The Representative RU Shareholders have provided certain warranties under the Share Exchange Agreement in relation to RU, including in relation to the organization, standing and corporate power of RU, the capital structure of RU, the content of the financial statements, the existence and validity of the RU Royalty Agreements, as well as its tax affairs. The RU Shareholders have provided warranties with respect to their corporate power and authority to enter into and consummate the Acquisition, that no governmental consent, approval or authorization is required by such RU Shareholder to execute and consummate the transaction, that they are not aware of any litigation (pending, threatened or actual) that would be expected to have a material adverse effect on RU or its group and that they satisfy the definition of an “accredited investor” within the meaning of Regulation D under the Securities Act of 1933.

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The liability of the RU Shareholders (including the Representative RU Shareholders) for claims under the warranties and covenants provided in the Share Exchange Agreement is subject to certain limitations, exclusions and exemptions, as set out in the Share Exchange Agreement.

Each RU Shareholder may satisfy any such liability at their sole discretion by surrendering Ordinary Shares for cancellation and/or by direct cash payment to the Company. The aggregate liability of the RU Shareholders under or in connection with the Share Exchange Agreement is capped at the value of the Ordinary Shares issued to the RU Shareholders on the Closing Date, and the liability of each individual RU Shareholder is capped at the lesser of the value of the Ordinary Shares issued to such RU Shareholder and such RU Shareholder’s pro rata portion of the relevant losses.

The Company has provided representations and warranties under the Share Exchange Agreement regarding the organization, standing and corporate power of the Company, its capital structure, its conduct of business in compliance with laws, the making of its filings as required by law and the filing of its tax returns with the appropriate taxing authorities. The aggregate liability of the Company under or in connection with the Share Exchange Agreement is capped at USD 9,000,000.

Conditions of the Acquisition

Completion of the Acquisition is conditional upon the following conditions being satisfied. Unless otherwise defined in this Circular, all capitalised terms shall have the meanings given to those terms in the Share Exchange Agreement.

Additional Conditions to the Company’s Obligations:

●	RU Shareholders that have not signed the Share Exchange Agreement must execute a joinder to the Share Exchange Agreement in the form set out in Annex 3 to the Share Exchange Agreement such that the RU Shareholders that have signed the Share Exchange Agreement and those that have executed the joinder shall together hold not less than 75% of the issued shares in RU immediately prior to completion of the Acquisition. This condition has been satisfied.

●	The Company must obtain the requisite shareholder approval as required by the Rules. This condition will be satisfied if the Acquisition Resolution is passed at the EGM.

●	The representations and warranties of the RU Shareholders and the Representative RU Shareholders contained in the Share Exchange Agreement and in any certificate or other writing delivered to the Company must be true and correct in all material respects on and as of the Closing Date (except where made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such date), and the Company must receive a certificate to such effect signed by the Representative RU Shareholders.

●	RU and the RU Shareholders must have performed or complied in all material respects with all agreements and covenants required by the Share Exchange Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company must receive a certificate to such effect signed by the Representative RU Shareholders.

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●	All consents, waivers, approvals, authorisations or orders required to be obtained, and all filings required to be made, by RU or the RU Shareholders for the authorisation, execution and delivery of the Agreement and the consummation of the Acquisition must have been obtained and made.

●	Since the date of the Share Exchange Agreement, there must not have been any Material Adverse Effect on RU.

●	The share capital of RU as at immediately prior to the Closing Date shall be as set out in Annex 2 to the Share Exchange Agreement.

Additional Conditions to the RU Shareholders’ Obligations:

●	The Company must obtain the requisite shareholder approval as required by the Rules. This condition will be satisfied if the Acquisition Resolution is passed at the EGM.

●	The representations and warranties of the Company contained in the Share Exchange Agreement and in any certificate or other writing delivered to the Representative RU Shareholders must be true and correct in all material respects on and as of the Closing Date (except if made as of a specified date, in which case such representation and warranty shall be true and correct in all material respects as of such date), and the Representative RU Shareholders must receive a certificate to such effect signed by the Company.

●	The Company must have performed or complied, in all material respects, with all agreements and covenants required by the Share Exchange Agreement to be performed or complied with by it on or prior to the Closing Date, and the Representative RU Shareholders must receive a certificate to such effect signed by the Chief Executive Officer of the Company.

●	All consents, waivers, approvals, authorisations or orders required to be obtained, and all filings required to be made, by the Company for the authorisation, execution and delivery of the Agreement and the consummation of the Acquisition must have been obtained and made by the Company.

●	Since the date of the Share Exchange Agreement, there must not have been any Material Adverse Effect on the Company.

4.	TAKEOVER RULES – KEY CONSIDERATIONS WITH RESPECT TO THE SHARE EXCHANGE AGREEMENT

The RU Shareholders are party to the Share Exchange Agreement, which is an agreement that will result in the acquisition by the RU Shareholders of shares in the capital of the Company. By virtue of being party to such an agreement, the RU Shareholders are therefore deemed to be acting in concert as defined in section 1(1)(3)(a) of the Irish Takeover Panel Act, 1997 and for the purposes of the Rules. However, this deemed concert party relationship will, for the purposes of the Rules, be regarded as having been dissolved simultaneously with the completion of the Acquisition and the issuance of the consideration shares to the RU Shareholders.

Under the Rules, any person or persons acting in concert who acquire control of a relevant company such as the Company (the acquisition of control being the holding, whether directly or indirectly, of securities conferring in aggregate 30% or more of the voting rights in that company) are required, except with the consent of the Panel, to extend a mandatory cash offer (or an offer accompanied by a cash alternative) to the holders of each class of equity share capital of the relevant company.

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Upon the cessation of the deemed concert party relationship as described above, the RU Shareholders will then be presumed to be acting in concert under the Rules as they will have transferred their shares in RU to the Company in consideration for the issuance to them of Ordinary Shares. A submission was made to the Panel on behalf of the Company to seek to rebut this presumption in respect of a sufficient number of the RU Shareholders to avoid any mandatory offer obligation being triggered as a result of this presumption. Having regard solely to the information provided in that submission, and subject to the satisfaction of conditions stipulated by the Panel in its response to the submission, the Panel decided that it would be appropriate in the circumstances to accept the rebuttal of the presumption of concertedness under Rule 3.3(b)(viii) in respect of certain RU Shareholders, being a sufficient number of RU Shareholders such that the mandatory offer obligation will not be triggered upon completion of the Acquisition as a result of the foregoing presumption.

5.	Directors’ Views and Advice of the Company’s Rule 3 Advisor

The Board of the Company believes that the Acquisition is in the best interests of the Company and its Shareholders as a whole. In particular, based on its discussions with the Representative RU Shareholders to date, the Board considers that the inclusion of the RU portfolio within the Company’s existing business further strengthens the breadth of the Company’s energy exposure, and views the RU portfolio as a potential driver of value creation that complements the existing operating businesses. The Board notes that RU’s royalty-based business model provides the Company with capital-light exposure to a portfolio of long-term assets, without direct operating or development expenditure obligations. The Board views the Acquisition as strategically differentiating for the Company, positioning it as a diversified energy platform at a time of heightened focus on energy security.

The Board has retained Newbridge Securities to act as its Rule 3 Advisor in connection with the Acquisition. In connection with Newbridge Securities’ engagement, the Board requested that Newbridge Securities provide the Board with independent advice in relation to:

(a)	whether or not the financial terms of the Acquisition are fair and reasonable, including whether the consideration to be received by the RU Shareholders in connection with the Acquisition is fair and reasonable, from a financial point of view, to the Shareholders;

(b)	whether the entry into the Acquisition is in the interests of the Shareholders; and

(c)	the dilutive effect of the Acquisition and the effect which this would have on the Shareholders generally.

On 13 February 2026, prior to the entry into the Share Exchange Agreement, Newbridge Securities opined that the financial terms of the Acquisition (including the consideration to be received by the RU Shareholders, being up to 3,750,025 Ordinary Shares) are fair and reasonable to and from the perspective of the Shareholders, and that the entry into the Acquisition is in the interests of the Shareholders. Furthermore, Newbridge Securities opined that the Acquisition, while altering the controlling position of the Company and being significantly dilutive to the existing Shareholders, is in the interests of the Shareholders generally as, among other reasons, it will allow existing Shareholders to indirectly gain exposure to RU’s portfolio of assets.

In arriving at its opinion, Newbridge Securities, among other things: (i) considered its assessment of general economic, market and financial conditions; (ii) reviewed the Share Exchange Agreement; (iii) reviewed the Company’s publicly available historical financial results and publicly available financial information filed with the U.S. Securities and Exchange Commission; (iv) conducted discussions with the management teams of both the Company and RU; (v) performed a public company comparable analysis of similar companies to RU; and (vi) performed a discounted cash flow analysis of certain of RU’s royalty portfolio assets. Newbridge Securities assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt to independently verify any such information. Newbridge Securities’ advice was for the benefit of the Board of the Company (in its capacity as such) and was rendered to the Board of the Company in connection with its evaluation of the Acquisition.

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6.	Shareholder Approvals

Approval of Acquisition of Royal Uranium (Resolution 1)

Under the terms of the Share Exchange Agreement, completion of the Acquisition is subject to and conditional upon the approval of the Shareholders as required by the Rules. Resolution 1 (the “Acquisition Resolution”) is being proposed at this Extraordinary General Meeting for this purpose.

The Acquisition will not proceed unless the Acquisition Resolution is passed by a majority of the Shareholders voting at the EGM.

The Notice set out at Annex 2 to this Circular sets out the text of the Acquisition Resolution. The Acquisition Resolution is being proposed as an ordinary resolution of the Company and, to be passed, requires the affirmative vote of a simple majority of the votes cast at the meeting (whether in person or by proxy).

While a summary of the Acquisition Resolution is provided below, Shareholders should read the whole of this Circular, including the Notice, and not just rely on the summarised information set out below.

If passed, the Acquisition Resolution will authorize the Acquisition substantially on the terms and subject to the conditions set out in the Share Exchange Agreement, as summarized in this Circular.

If passed, the Acquisition Resolution will also authorise the Directors of the Company to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Acquisition and/or to any documents relating to it, as the Directors (or any duly authorised committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.

Approval of certain matters in connection with the QIND Transaction (Resolution 2)

Resolution 2, which is being proposed as an ordinary resolution, is being proposed in accordance with the terms of the stock purchase agreement dated 18 November 2024 (the “QIND SPA”) entered into between the Company (as purchaser), Quality Industrial Corp. (“QIND”), Ilustrato Pictures International Inc. (“ILUS”) and certain other shareholders of QIND party thereto (together with ILUS, the “QIND Sellers”).

Pursuant to the QIND SPA, the QIND Sellers agreed to transfer their shares in QIND to the Company in return for the allotment and issuance by the Company of Ordinary Shares and Preferred Shares to the QIND Sellers. In accordance with the terms of the QIND SPA and the terms applicable to the Preferred Shares, the Company is required to seek shareholder approval to the conversion of the Preferred Shares into Ordinary Shares, which conversion will automatically occur on the later of (i) the passing of Resolution 2, and (ii) the clearance of the initial listing application filed by the Company with NASDAQ pursuant to Section 6.09(b) of the QIND SPA.

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As of the date of this Circular, the Company has not made the initial listing application. If Resolution 2 is passed and if the initial listing application, once made, is cleared, the Preferred Shares will automatically convert into Ordinary Shares in accordance with the conversion ratio set out in the QIND SPA.

For the avoidance of doubt, consummation of the Acquisition is not conditional on the approval of Resolution 2.

Approval of Change of Name of the Company (Resolution 3)

The Company is seeking shareholder approval to change the name of the Company from Fusion Fuel Green plc to Fusion Elements plc. The rationale behind the proposed change of name is to reflect the Company’s broadened scope and focus on energy sources beyond green hydrogen, in particular, reflecting the expected business composition and value drivers following the acquisition of both Royal Uranium and Al Shola Gas. Under Irish law, a change of name requires the approval of a special resolution of shareholders, with change of name forms subsequently being required to be filed with the Registrar of Companies in Ireland, which will have final approval over the new name. The change of name only becomes effective following the approval by the Registrar of Companies in Ireland of the new name following the filing of the change of name forms.

Accordingly, the Company is asking its shareholders to adopt Resolution 3 as a special resolution to effect the Company name change. The proposal authorizes the Board of Directors to determine the timing of the submission of the filing with the Registrar of Companies in Ireland of the change of name forms, including if the Board of Directors determine not to proceed with the filing for any reason. If the Registrar of Companies in Ireland does not for any reason accept the Company name change, the name of the Company will not be changed without further shareholder authorization.

The name change will not have any effect on the rights of existing Shareholders.

For the avoidance of doubt, consummation of the Acquisition is not conditional on the approval of Resolution 3.

7.	ACTION TO BE TAKEN

A Form of Proxy for use at the Extraordinary General Meeting is enclosed. You are requested to complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person. To be valid, the Form of Proxy should be completed and returned by hand or by post to the Company’s registrars, Continental Stock Transfer & Trust Company to arrive by no later than 11:59 pm (Eastern Time) on 7 June 2026. If voting online, vote at www.cstproxyvote.com. The latest time for receipt of online proxies is 11:59 pm (Eastern Time), 7 June 2026. The appointment of a proxy will not preclude you from attending and voting at the Extraordinary General Meeting should you so wish.

8.	RECOMMENDATION

The Board, which has been so advised by its Rule 3 Advisor, considers that the proposed Acquisition on the terms as described herein, is fair and reasonable to, and in the best interests of, the Company and its Shareholders as a whole. Accordingly, the Board recommends that you vote in favour of the Acquisition Resolution.

The Board further considers the passing of Resolutions 2 and 3 to be in the best interests of the Company and its Shareholders as a whole and, accordingly, unanimously recommends that you vote in favour of each of these Resolutions.

Yours faithfully

/s/ James Passin
James Passin
Chair

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Annex 1

ADDITIONAL INFORMATION REQUIRED BY THE IRISH TAKEOVER RULES

1.	CONCERT PARTIES

1.1	For the purposes of the Rules, the following persons are presumed to be acting in concert with the Company (the “Concert Parties”):

(i)	Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, who are acting as legal advisor to the Company;

(ii)	Bevilacqua PLLC, 1050 Connecticut Ave, NW, Ste 500, Washington, DC 20036-5304, United States of America, who are acting as legal advisor to the Company;

(iii)	Newbridge Securities Corporation, 1200 North Federal Highway, Suite 400, Boca Raton, Florida, 33432, United States of America, who are acting as Rule 3 Advisor to the Company;

(iv)	Bush & Associates CPA LLC, 9555 S. Eastern Avenue, Suite 280, Las Vegas, NV 89123, United States of America, who are acting as auditor to the Company; and

(v)	RSM Ireland, Block D, Iveagh Court, Harcourt Road, Dublin 2, D02 VH94, Ireland, who are acting as auditor to the Company.

2.	Shareholders and Dealings

2.1	For the purpose of this paragraph 2:

(a)	two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at:

(i)	either:

(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)	either:

(A)	acquiring control of the relevant company concerned; or

(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and “acting in concert” shall be construed accordingly;

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(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 percent or more of the voting rights in that company;

(d)	dealing in relation to relevant securities includes the following:

(i)	the acquisition or disposal of such securities or of the right (whether absolute or conditional) to exercise or to control the exercise of the voting rights (if any) attaching to such securities;

(ii)	the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any such securities;

(iii)	subscribing or agreeing to subscribe for such securities;

(iv)	the exercise of conversion or subscription rights conferred by any security or any other instrument, whether in respect of new or existing relevant securities;

(v)	the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under or variation of, a derivative referenced, directly or indirectly, to such securities;

(vi)	entering into, terminating or varying the terms of any agreement to purchase or sell such securities;

(vii)	the redemption or purchase of, or taking or exercising an option over, any of its own relevant securities by the offeree or an offeror; and

(viii)	any action (not included in any of the above subparagraphs) which results or may result in an increase or decrease in the number of such securities in which a person is interested or in respect of which he or she has a short position;

(e)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(f)	disclosure date means 8 May 2026, being the latest practicable date before the posting of this shareholder Circular;

(g)	disclosure period means the period commencing on 18 February 2025 (being the date 12 months before the announcement of the Acquisition) and ending on the disclosure date;

(h)	exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

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(i)	exempt principal trader means a principal trader which is recognised by the Irish Takeover Panel as an exempt principal trader for purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(j)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(i)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(k)	long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (j) above if he or she directly or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

(A)	will be economically advantaged if the price of that security increases; or

(B)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(I)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(II)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of subparagraph (B) or (C) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

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(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (j) above if he or she directly or indirectly:

(A)	has the right or option to dispose of that security or to put it to another person; or

(B)	is under an obligation to deliver that security to another person; or

(C)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (A) to (C) above applies to that person if he or she:

(A)	will be economically advantaged if the price of that security decreases; or

(B)	will be economically disadvantaged if the price of that security increases, irrespective of:

(I)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(II)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(l)	relevant RU securities in relation to RU shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of RU; and

(ii)	securities of RU which confer on their holders rights to convert into or to subscribe for any securities of the foregoing category;

(m)	relevant RU Shareholders’ securities in relation to each of the RU Shareholders shall have the meaning assigned to by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of RU; and

(ii)	securities of RU which confer on their holders rights to convert into or to subscribe for any securities of the foregoing category;

(n)	relevant Company securities in relation to the Company shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	securities of the Company which confer voting rights;

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(ii)	equity share capital of the Company; and

(iii)	securities of the Company which confer on their holders rights to convert into or to subscribe for any securities of the foregoing category;

(o)	relevant period means the period commencing on 18 February 2026 and ending on the disclosure date; and

(p)	relevant securities means relevant RU securities, relevant RU Shareholders’ securities or relevant Company securities, as appropriate, and relevant security shall be construed appropriately.

2.2	Interests and short positions in relevant RU securities

(a)	As at the close of business on the disclosure date, the Company held no interest or short position in any relevant RU securities or any of the relevant RU Shareholders’ securities.

(b)	As at the close of business on the disclosure date, no Director of the Company (nor any persons connected with any Director (within the meaning of Chapter 5 of Part 5 of the Companies Act 2014)) was interested, or held any short positions, in any relevant RU securities or any relevant RU Shareholders’ securities.

(c)	The information in this paragraph 2.2, in respect of the Company and each connected person of a Director has been included subject to the knowledge, information and belief of the Directors of the Company as of the disclosure date, after having made due and careful enquiries.

2.3	Interests and short positions in relevant Company securities

(a)	As at the close of business on the disclosure date, the Directors of the Company (including persons connected with them (within the meaning of Chapter 5 of Part 5 of the Companies Act 2014)) were interested in the following relevant Company securities:

Name of Director	Nature of Interest
James Passin	None.
Frederico Perez Marques Figueira De Chaves

Beneficial interest in 6,352 Ordinary Shares in the Company, registered in the name of Key Family Holding Investimentos e Consultoria de Gestão, Lda., a company jointly owned by Mr. Figueira de Chaves and his brother, with shared voting and investment control.

Option to purchase 5,715 Ordinary Shares.

143 Restricted Stock Units, all vested on grant date but not yet converted into Ordinary Shares as of 31 December 2025.

286 Restricted Stock Units, all vested on grant date but not yet converted into Ordinary Shares as of 31 December 2025.

Option to purchase 400,000 Ordinary Shares vesting in three equal instalments on 31 December 2025, 31 December 2026 and 31 December 2027.

Steven Gold	None.
Pierce Crosby	None.
Luisa Ingargiola	29,240 Ordinary Shares pursuant to the Company’s equity incentive plan.
John Paul Backwell	219,991 Preferred Shares. Option to purchase 400,000 Ordinary Shares vesting in three equal instalments on 31 December 2025, 31 December 2026 and 31 December 2027.

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(b)	As at the close of business on the disclosure date, no Directors of the Company nor any persons connected with any Director (within the meaning of Chapter 5 of Part 5 of the Companies Act 2014) were interested in any other relevant securities of the Company, save as outlined above.

(c)	As at the close of business on the disclosure date, no Director of the Company holds short positions in any relevant Company securities (save as outlined above).

(d)	As at the close of business on the disclosure date, no subsidiary of the Company was interested, or held any short positions, in any relevant Company securities.

(e)	As at the close of business on the disclosure date, no trustee of any pension scheme in which the Company or any subsidiary of the Company participates, was interested, or held any short positions, in any relevant Company securities.

(f)	As at the close of business on the disclosure date, neither Newbridge Securities (Rule 3 Advisor to the Company) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Newbridge Securities was interested, or held any short positions, in any relevant Company securities.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox LLP (legal advisor to the Company) actively engaged in relation to the Acquisition or otherwise customarily engaged in the affairs of the Company since June 2020 was interested, or held any short positions, in any relevant Company securities.

(h)	As at the close of business on the disclosure date, neither Bevilacqua PLLC (legal advisor to the Company) nor any person (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as Bevilacqua PLLC, was interested, or held any short positions, in any relevant Company securities, save for the following:

Name	Nature of Interest
Bevilacqua PLLC	78,715 Ordinary Shares. No short positions to disclose.

(i)	As at the close of business on the disclosure date, neither Bush & Associates CPA LLC (auditor to the Company), nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Bush & Associates CPA LLC was interested, or held any short positions, in any relevant Company securities.

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(j)	As at the close of business on the disclosure date, neither RSM Ireland (auditor to the Company), nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as RSM Ireland was interested, or held any short positions, in any relevant Company securities.

(k)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with the Company was interested, or held any short positions, in any relevant Company securities.

(l)	Neither the Company, nor so far as the Directors of the Company are aware, any person acting in concert with the Company has any arrangement with any other person in relation to relevant Company securities, or any short positions, in any relevant Company securities.

(m)	As at the close of business on the disclosure date, other than as disclosed in this paragraph 2.3, no person acting in concert with the Company was interested, or held any short positions, in relevant Company securities.

(n)	The information in this paragraph 2.3 in respect of the Company and all persons controlling, controlled by, or under the same control as the Company has been included subject to the knowledge, information and belief of the Directors of the Company as of the disclosure date, after having made due and careful enquiries.

(o)	The information in this paragraph 2.3 in respect of the Concert Parties and all persons controlling, controlled by, or under the same control as each of them has been included subject to the knowledge, information and belief of the Concert Parties as of the disclosure date, after having made due and careful enquiries.

2.4	Dealings in relevant RU securities

(a)	During the relevant period, the Company had no dealings in any relevant RU securities or any of the relevant RU Shareholders’ securities.

(b)	During the relevant period, no Director of the Company nor any persons connected with any Director (within the meaning of Chapter 5 of Part 5 of the Companies Act 2014) had any dealings in any relevant RU securities or any of the relevant RU Shareholders’ securities.

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(c)	The information in this paragraph 2.4 in respect of the Company and each connected person of a Director has been included subject to the knowledge, information and belief of the Directors of the Company as of the disclosure date, after having made due and careful enquiries.

2.5	Dealings in relevant Company securities

(a)	There have been no dealings during the relevant period in relevant Company securities by the Directors of the Company or persons connected with them (within the meaning of the Companies Act 2014).

(b)	Save as disclosed in paragraph (a) above, during the relevant period there have been no dealings in relevant Company securities by the Directors of the Company or persons connected with them (within the meaning of the Companies Act 2014).

(c)	During the disclosure period, the Company has not redeemed or purchased any of its relevant securities.

(d)	During the disclosure period, there were no dealings in relevant Company securities by subsidiaries of the Company.

(e)	During the relevant period, there were no dealings in relevant Company securities by Newbridge Securities (Rule 3 Advisor to the Company) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as Newbridge Securities.

(f)	During the relevant period, there were no dealings in relevant Company securities by any partner or member of the professional staff of Arthur Cox LLP (legal advisor to the Company) actively engaged in relation to the Acquisition or otherwise customarily engaged in the affairs of the Company since 2020.

(g)	During the relevant period, there were no dealings in relevant Company securities by Bevilacqua PLLC (legal advisor to the Company) nor any person (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as Bevilacqua PLLC, save for the following:

Name	Dealing
Bevilacqua PLLC	A warrant to purchase up to 71,429 Ordinary Shares, exercised on 2 April 2026.

(h)	During the relevant period, there were no dealings in relevant Company securities by Bush & Associates CPA LLC (auditor to the Company) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as Bush & Associates CPA LLC.

(i)	During the relevant period, there were no dealings in relevant Company securities by RSM Ireland (auditor to the Company) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as RSM Ireland.

(j)	During the relevant period, there were no dealings in relevant Company securities by a fund manager (other than an exempt fund manager) connected with the Company.

(k)	During the relevant period, there were no dealings in relevant Company securities by any person that has an arrangement with the Company or with any person acting in concert with the Company.

(l)	Save as disclosed in this paragraph 2.5, no person acting in concert (or deemed to be acting in concert) with the Company dealt in any relevant Company securities during the relevant period.

(m)	The information in this paragraph 2.5 in respect of the Company and all persons controlling, controlled by, or under the same control as the Company has been included subject to the knowledge, information and belief of the Directors of the Company as of the disclosure date, after having made due and careful enquiries.

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(n)	The information in this paragraph 2.5 in respect of the Concert Parties and all persons controlling, controlled by, or under the same control as the Concert Parties has been included subject to the knowledge, information and belief of the Concert Parties as of the disclosure date, after having made due and careful enquiries.

3.	Material Contracts

3.1	Save as disclosed in this paragraph 3, neither the Company nor any of its subsidiaries has within the two years prior to 18 February 2026 (being the date of the announcement of the Acquisition and the commencement of the offer period for the purposes of Rule 40.2(b)(iii)) entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)	Convertible Promissory Note Issuance - Belike Nominees Pty Ltd. (Macquarie Group) Private Placement

In 2023, the Company entered into a securities subscription agreement with Belike Nominees Pty Ltd, a Macquarie Group company, as lead investor (the “Lead Investor” and together with its affiliated entities, the “Investors”) (the “Private Placement”). On 7 May 2024, the Company consummated the initial tranche of the Private Placement, with the Company issuing to the Investors a convertible promissory note in the principal amount of $1,150,000 (the “Placement Note”), together with warrants to purchase an aggregate of 208,582 ordinary shares of $0.0001 each at an exercise price of $1.6540 per share. The Placement Note is convertible at any time at the holder’s election, at the conversion rate set out therein. The Placement Note forms part of a broader commitment by the Lead Investor and its affiliates to subscribe for convertible notes of up to $20 million in aggregate principal amount, in tranches subject to certain conditions as set out in the securities subscription agreement.

(b)	Subscription Agreement - Private Investor

On 28 August 2024, the Company entered into a subscription agreement with a private investor, pursuant to which the investor agreed to purchase an aggregate of 43,790,850 ordinary shares of $0.0001 each and warrants to acquire an aggregate of 13,137,254 ordinary shares of $0.0001 each, for an aggregate purchase price of $33,500,000, with closing anticipated on 30 September 2024, subject to applicable conditions. The investor was granted the right to nominate one member to the Company’s Board of Directors, provided that such right terminates if the investor ceases to own at least 25% of the Company’s outstanding voting securities.

(c)	QIND Transaction

On 18 November 2024, the Company (as purchaser) entered into the QIND SPA with the QIND Sellers to acquire an aggregate interest representing 69.36% of the issued and outstanding capital stock of QIND, with such interest having an estimated fair value of approximately $21,800,000. In consideration for the QIND Sellers’ shares, the Company agreed to allot and issue Ordinary Shares representing 19.99% of the Company’s issued and outstanding ordinary share capital, together with Preferred Shares convertible pursuant to the satisfaction of preconditions as outlined in section 6 above. The transaction was structured such that QIND would operate as a majority-owned subsidiary of the Company following closing, with the parties further contemplating a subsequent merger of QIND into a newly-formed, wholly-owned Nevada subsidiary of the Company. Closing was conditional upon, inter alia, receipt of all necessary governmental and Nasdaq approvals, the absence of any enjoining order, and the satisfaction of customary closing conditions, including the absence of a material adverse effect. The QIND SPA was subject to terms and conditions to closing including potential for termination by mutual consent or by either party if closing had not occurred within 30 days, subject to a breakup fee payable in certain termination scenarios, and an unwinding mechanism providing for the retransfer of consideration. The transaction was governed by Irish law (in respect of the Company), Nevada law (in respect of QIND), and applicable US federal securities laws and Nasdaq rules.

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(d)	January 2025 Senior Convertible Notes and Equity Line of Credit

On 13 January 2025, the Company entered into definitive agreements with certain institutional investors pursuant to which the Company issued $1,280,000 in aggregate principal amount of senior convertible notes and established a $25,000,000 equity line of credit (together, the “January 2025 Financing”). The proceeds of the January 2025 Financing were directed towards working capital and general corporate purposes, including the provision of working capital, in support of the Company’s ongoing strategic objectives.

(e)	March 2025 Senior Convertible Notes

On 4 March 2025, the Company announced that it had entered into definitive agreements with certain institutional investors pursuant to which the Company issued $1,300,000 in aggregate principal amount of senior convertible notes in a private placement (the “March 2025 Notes”). The March 2025 Notes were issued at a weighted-average original issue discount of approximately 23%, resulting in aggregate gross proceeds to the Company of $1,000,000. The March 2025 Notes bear interest at a rate of 8% per annum and mature in August 2026. In connection with the issuance of the March 2025 Notes, the Company also issued warrants to the noteholders, providing for additional equity participation in the Company on terms set out in the definitive transaction documentation. The proceeds of the March 2025 Notes were directed towards working capital and general corporate purposes.

(f)	Private Placement

On 22 July 2025, the Company entered into a Securities Purchase Agreement with a group of investors for a private placement (the “PIPE”) for aggregate gross proceeds of $4.3 million. On closing, the Company issued and sold: (i) 269,459 Ordinary Shares; (ii) pre-funded warrants to purchase 541,706 Ordinary Shares at a nominal exercise price of $0.0035 per share, exercisable at any time; (iii) warrants to purchase 1,622,330 Ordinary Shares at an exercise price of $4.926 per share, exercisable for a period of three years; and (iv) warrants to purchase 811,165 Ordinary Shares at an exercise price of $9.852 per share, exercisable for a period of three years. The net proceeds of the PIPE are required to be applied first to fully repay all outstanding indebtedness under the Company’s Senior Convertible Notes dated 10 January 2025 and 3 March 2025 (collectively, the “2025 Notes”), with the remaining proceeds to be used for general corporate and working capital purposes and transaction-related costs. In connection with the PIPE, the Company also entered into agreements with the holders of the 2025 Notes providing for: (a) the redemption of any unconverted or unpaid amounts under the 2025 Notes, which had been converted in full as of 22 July 2025; (b) the cancellation of previously issued warrants held by the noteholders in exchange for new warrants to purchase an aggregate of 294,658 Ordinary Shares, issued pursuant to Section 3(a)(9) of the U.S. Securities Act of 1933, as amended (the “Securities Act”); and (c) waivers and releases from the noteholders in respect of certain rights and obligations under prior agreements.

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(g)	Joint Venture Agreement with Alien Fuel - Biosteam Energy / Fairfield Project (South Africa)

On 16 October 2025, the Company (as lender and shareholder) entered into a Subscription and Shareholders Agreement (the “Biosteam JV Agreement”) with Alien Fuel (Proprietary) Limited (“Alien Fuel”), a South African energy technology company, to establish Biosteam Energy Proprietary Ltd (“Biosteam Energy”) as a joint venture vehicle for the development, financing, construction, and operation of a biomass-powered steam generation system at Fairfield Dairy, Howick, KwaZulu-Natal, South Africa (the “Fairfield Project”). Pursuant to the Biosteam JV Agreement, the Company holds a 51% ownership interest in Biosteam Energy, with Alien Fuel retaining the remaining 49%. In consideration for its participation in the joint venture, the Company agreed to advance a loan of R10,000,000 (approximately €480,000) to Biosteam Energy pursuant to a payment schedule, to fund the management, administration, and development of Biosteam Energy and the Fairfield Project. The loan is to be repaid from free cash flow available to Biosteam Energy following satisfaction of operational expenses and maintenance of agreed cash reserves. The Biosteam JV Agreement further grants the Company a right of first refusal to participate in new projects, business opportunities, or ventures within the scope of Biosteam Energy’s business that are offered to Alien Fuel or its affiliates. The Biosteam JV Agreement contains customary provisions relating to governance, intellectual property, confidentiality, and dispute resolution.

(h)	Warrants Cancellation and Exchange Agreement with Warrant Investors

On 5 December 2025, the Company entered into a Warrants Cancellation and Exchange Agreement (the “Warrant Exchange Agreement”) with certain investors (the “Warrant Investors”), pursuant to which the July 2025 Warrants were surrendered, cancelled, and exchanged for new warrants (the “New 2025 Warrants”) to purchase Ordinary Shares. The New 2025 Warrants consist of: (i) new pre-funded warrants to purchase an aggregate of 475,267 Ordinary Shares at $0.0035 per share; (ii) warrants to purchase an aggregate of 1,622,330 Ordinary Shares at $3.50 per share; and (iii) warrants to purchase an aggregate of 811,165 Ordinary Shares at $5.00 per share, reflecting reduced exercise prices relative to the July 2025 Warrants. If exercised in full, the New 2025 Warrants would generate aggregate gross proceeds of approximately $9,735,643, to be applied to working capital and general corporate purposes.

(i)	Hydrogen Investment Platform Agreements - BrightHy Solutions / Bright Hydrogen Holding Company Limited

On 29 December 2025, the Company’s wholly-owned subsidiary, Bright Hydrogen Solutions Limited (“BrightHy Solutions”), signed a suite of agreements with a green energy technologies provider (the “Partner”) establishing Bright Hydrogen Holding Company Limited (“Bright Hydrogen Holding”) as a dedicated platform for the development, financing, and delivery of industrial-scale hydrogen projects. The agreements provide for the targeted deployment of up to €30 million of Partner-committed capital in up to three tranches of €10 million each, subject to project approvals, with BrightHy Solutions appointed as exclusive manager under a management services agreement entitling it to an annual management fee and a performance fee, and potentially further revenues as EPC contractor.

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(j)	Mineral & Element Advisory Agreements

On 12 February 2026, the Company entered into advisory agreements (each, an “Advisory Agreement”) with each of three advisors, each of whom is also an RU Shareholder (collectively, the “Advisors”) for an initial term of 12 months, pursuant to which each Advisor will provide strategic, operational, and technical advisory services relating to the evaluation, structuring and execution of a mineral asset acquisition or other transaction (the “MAT”), and will identify and introduce prospective counterparties to facilitate the MAT. In consideration for such services, the Company agreed to issue to each Advisor: (i) 95,000 Class A ordinary shares upon signing of a definitive agreement with a qualifying counterparty introduced by the respective Advisor (the “Advisory Fee Shares”); and (ii) an additional 45,000 Class A ordinary shares upon the achievement of each of three share price milestones ($5.83, $9.72 and $15.50, each sustained for at least five consecutive trading days), resulting in a maximum of 135,000 Class A ordinary shares per Advisor if all milestones are met. To the extent issuance of Advisory Fee Shares would cause an Advisor to exceed a 4.99% beneficial ownership limitation, the Company shall instead issue pre-funded warrants on equivalent terms. Each Advisory Agreement contains customary termination, indemnification, and registration rights provisions.

(k)	Share Exchange Agreement

On 18 February 2026, the Company and the RU Shareholders entered into a conditional Share Exchange Agreement pursuant to which the Company agreed to purchase the entire issued share capital of RU. Further details regarding the Share Exchange Agreement (including dates, parties, terms and conditions and consideration) are set forth in “Principal Terms and Conditions of the Acquisition” in section 3 above of this Circular.

4.	Directors and Service Contracts

John Paul Backwell

4.1	John Paul Backwell is the former Chief Executive Officer of the Company. On 24 April 2026, he entered into a non-executive director compensation agreement which constitutes the contract for services between Mr Backwell and the Company in relation to his role as Director. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The contract is dated 24 April 2026. Mr Backwell’s appointment is subject to and governed by the Company’s Constitution, the Companies Act 2014 (as amended), and applicable Nasdaq listing rules and securities regulations, and shall continue until Mr Backwell resigns, is not re-elected at a general meeting, or is otherwise removed from office in accordance with the Company’s Constitution or applicable law. There is therefore no specific or fixed unexpired term. Either party may terminate the agreement on one (1) month’s written notice. The Company may also terminate the agreement with immediate effect in the event of Mr Backwell’s removal from the Board pursuant to the Company’s Constitution or applicable law, or in the event of serious misconduct.

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(ii)	Fixed remuneration: Mr Backwell is entitled to receive an annual fee of €40,000 pro rata for any lesser period of service during a financial year. The fee is subject to annual review by the compensation committee of the Board.

(iii)	Variable remuneration: No variable remuneration is specified in the service contract.

(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: On termination of the agreement for any reason, Mr Backwell shall be entitled to receive only the fee accrued up to and including the date of termination, together with reimbursement of any outstanding properly submitted expenses.

Frederico Figueira de Chaves

4.2	On 10 December 2020, Frederico Figueira de Chaves entered into a director appointment letter with the Company which constitutes the contract for services between Mr Figueira de Chaves and the Company in relation to his role as Director. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The contract is dated 10 December 2020. Mr Figueira de Chaves’ appointment commenced at the end of the Board meeting at which the closing of the Business Combination Agreement dated 6 June 2020 (as amended and restated on 25 August 2020) was approved, for an initial term terminating on the conclusion of the Company’s 2021 AGM, unless terminated earlier by either party by giving prior written notice or by ordinary resolution of shareholders. Mr Figueira de Chaves’ continued appointment as director is subject to his re-election at any subsequent AGM at which either the Constitution requires, or the Board resolves, that he stands for re-election, and if shareholders do not re-elect him, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter. There is therefore no specific or fixed unexpired term. No specific notice period is prescribed in the appointment letter; termination may occur by prior written notice by either party, by shareholder resolution, or with immediate effect upon the occurrence of specified grounds including material breach of obligations under the service contract and serious or repeated breach of duties to the Company.

(ii)	Fixed remuneration: Given Mr Figueira de Chaves’ position as an executive of the Company, his executive compensation package is determined by the compensation committee from time to time. His director services contract does not provide for any fixed remuneration in respect of his services as a Director. In the event that Mr Figueira de Chaves ceases to be an executive of the Company but remains on the Board as a non-executive director, he may be entitled to receive compensation as a non-executive director in line with the package in place for such non-executive directors as determined by the Company’s compensation committee.

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(iii)	Variable remuneration: No variable remuneration is specified in the service contract.

(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: Unless otherwise agreed between Mr Figueira de Chaves and the compensation committee of the Board, on termination of his services as a director: (i) he will only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date; and (ii) he will forfeit any unvested Director Shares. If shareholders do not re-elect Mr Figueira de Chaves, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter.

Steven Gold

4.3	On 6 November 2025, Steven Gold entered into a director appointment letter with the Company which constitutes the contract for services between Mr Gold and the Company in relation to his role as independent non-executive director. While this contract was entered into within the six months prior to the date of the Circular, there was no earlier director service contract in place. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The appointment letter is dated 6 November 2025, with the appointment commencing at the conclusion of the extraordinary general meeting of the shareholders of the Company held on that date. Mr Gold’s appointment is for an initial term terminating on the conclusion of the Company’s 2028 AGM, unless terminated earlier by either party by giving the other party prior written notice or by an ordinary resolution of the shareholders of the Company. Mr Gold’s continued appointment as director is subject to his re-election at any subsequent AGM at which either the Constitution requires, or the Board resolves, that he stands for re-election, and if shareholders do not re-elect him, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter. There is therefore no specific or fixed unexpired term. No specific notice period is prescribed in the appointment letter; termination may occur by prior written notice by either party, by shareholder resolution, or with immediate effect upon the occurrence of specified grounds including material breach of obligations under the service contract and serious or repeated breach of duties to the Company.

(ii)	Fixed remuneration: Mr Gold is entitled to be paid an annual fee of €50,000 gross, payable each year of his service as a director. Fees are subject to periodic review by the compensation committee of the Board.

(iii)	Variable remuneration: Mr Gold is entitled to participate in any incentive plans that may be adopted by the Company from time to time, with any incentive payments made to him as an independent non-executive director to be recommended by the compensation committee and approved by the Board.

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(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: Unless otherwise agreed between Mr Gold and the compensation committee of the Board, on termination of his services as a director: (i) he will only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date; and (ii) he will forfeit any unvested securities (options, shares or other equity-based incentives) granted to him in connection with his appointment as director. If shareholders do not re-elect Mr Gold, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter.

Pierce Crosby

4.4	On 6 November 2025, Pierce Crosby entered into a director appointment letter with the Company which constitutes the contract for services between Mr Crosby and the Company in relation to his role as independent non-executive director. While this contract was entered into within the six months prior to the date of the Circular, there was no earlier director service contract in place. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The appointment letter is dated 6 November 2025, with the appointment commencing at the conclusion of the extraordinary general meeting of the shareholders of the Company held on that date. Mr Crosby’s appointment is for an initial term terminating on the conclusion of the Company’s 2028 AGM, unless terminated earlier by either party by giving the other party prior written notice or by an ordinary resolution of the shareholders of the Company. Mr Crosby’s continued appointment as director is subject to his re-election at any subsequent AGM at which either the Constitution requires, or the Board resolves, that he stands for re-election, and if shareholders do not re-elect him, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter. There is therefore no specific or fixed unexpired term. No specific notice period is prescribed in the appointment letter; termination may occur by prior written notice by either party, by shareholder resolution, or with immediate effect upon the occurrence of specified grounds including material breach of obligations under the service contract and serious or repeated breach of duties to the Company.

(ii)	Fixed remuneration: Mr Crosby is entitled to be paid an annual fee of €50,000 gross, payable each year of his service as a director. Fees are subject to periodic review by the compensation committee of the Board.

(iii)	Variable remuneration: Mr Crosby is entitled to participate in any incentive plans that may be adopted by the Company from time to time, with any incentive payments made to him as an independent non-executive director to be recommended by the compensation committee and approved by the Board.

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(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: Unless otherwise agreed between Mr Crosby and the compensation committee of the Board, on termination of his services as a director: (i) he will only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date; and (ii) he will forfeit any unvested securities (options, shares or other equity-based incentives) granted to him in connection with his appointment as director. If shareholders do not re-elect Mr Crosby, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter.

Luisa Ingargiola

4.5	On 24 February 2025, Luisa Ingargiola entered into a director appointment letter with the Company which constitutes the contract for services between Ms Ingargiola and the Company in relation to her role as non-executive director. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The appointment letter is dated 24 February 2025, with the appointment commencing at the end of the meeting of the Board at which her appointment was approved. Ms Ingargiola’s appointment is for an initial term terminating on the conclusion of the Company’s 2026 AGM, unless terminated earlier by either party by giving the other party prior written notice or by an ordinary resolution of the shareholders of the Company. Ms Ingargiola’s continued appointment as director is subject to her re-election at any subsequent AGM at which either the Constitution requires, or the Board resolves, that she stands for re-election, and if shareholders do not re-elect her, or she otherwise ceases to be a director in accordance with the Constitution, her appointment will terminate automatically, with immediate effect and without compensation thereafter. There is therefore no specific or fixed unexpired term. No specific notice period is prescribed in the appointment letter; termination may occur by prior written notice by either party, by shareholder resolution, or with immediate effect upon the occurrence of specified grounds including material breach of obligations under the service contract and serious or repeated breach of duties to the Company.

(ii)	Fixed remuneration: Ms Ingargiola is entitled to be paid an annual fee of USD 60,000 gross, payable each year of her service as a director, with an additional USD 10,000 gross payable if she is appointed as Audit Committee Chair. Fees are subject to periodic review by the compensation committee of the Board.

(iii)	Variable remuneration: Ms Ingargiola is entitled to participate in any incentive plans that may be adopted by the Company from time to time, with any incentive payments made to her as a non-executive director to be recommended by the compensation committee and approved by the Board.

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(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: Unless otherwise agreed between Ms Ingargiola and the compensation committee of the Board, on termination of her services as a director: (i) she will only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date; and (ii) she will forfeit any unvested Director Shares. If shareholders do not re-elect Ms Ingargiola, or she otherwise ceases to be a director in accordance with the Constitution, her appointment will terminate automatically, with immediate effect and without compensation thereafter.

James Passin

4.6	On 17 March 2026, James Passin entered into a director appointment letter with the Company which constitutes the contract for services between Mr Passin and the Company in relation to his role as independent non-executive director. While this contract was entered into within the six months prior to the date of the Circular, there was no earlier director service contract in place. The following are the particulars required pursuant to Rule 25.5 of the Rules:

(i)	Date of contract, unexpired term and notice periods: The appointment letter is dated 17 March 2026, with the appointment commencing on the Effective Date, being the date on which Mr Passin has obtained the EDGAR filing codes necessary to make filings with the SEC on his own behalf as a reporting person and the Company has confirmed the same to him in writing. The appointment is for an initial term, to be ratified at the Company’s annual general meeting to be held during Q4 2026, and terminating on the conclusion of the Company’s 2029 AGM, unless terminated earlier by either party by giving the other party prior written notice or by an ordinary resolution of the shareholders of the Company. Mr Passin’s continued appointment as director is subject to his re-election at any subsequent AGM at which either the Constitution requires, or the Board resolves, that he stands for re-election, and if shareholders do not re-elect him, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter. There is therefore no specific or fixed unexpired term. No specific notice period is prescribed in the appointment letter; termination may occur by prior written notice by either party, by shareholder resolution, or with immediate effect upon the occurrence of specified grounds including material breach of obligations under the service contract and serious or repeated breach of duties to the Company.

(ii)	Fixed remuneration: Mr Passin is entitled to be paid an annual fee of €50,000 gross, payable each year of his service as a director. Fees are subject to periodic review by the compensation committee of the Board.

(iii)	Variable remuneration: Mr Passin is entitled to participate in any incentive plans that may be adopted by the Company from time to time, with any incentive payments made to him as an independent non-executive director to be recommended by the compensation committee and approved by the Board.

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(iv)	Pension arrangements: No pension or similar scheme arrangements are provided for under the service contract.

(v)	Compensation on early termination: Unless otherwise agreed between Mr Passin and the compensation committee of the Board, on termination of his services as a director: (i) he will only be entitled to such fees as may have accrued to the date of termination, together with reimbursement in the normal way of any expenses properly incurred prior to that date; and (ii) he will forfeit any unvested securities (options, shares or other equity-based incentives) granted to him in connection with his appointment as director. If shareholders do not re-elect Mr Passin, or he otherwise ceases to be a director in accordance with the Constitution, his appointment will terminate automatically, with immediate effect and without compensation thereafter.

4.7	Save as disclosed in this paragraph 4, the remuneration of the Board of the Company will not be otherwise affected by the Acquisition.

5.	Other Information

5.1	No arrangement exists between the Company, or any person acting in concert with the Company, and any other person. For the avoidance of doubt, there is no arrangement to which Rule 8.7 applies between the Company, or any other person acting in concert with the Company, and any other person.

5.2	For the purposes of this paragraph 5, arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing.

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Annex 2

NOTICE OF EXTRAORDINARY GENERAL MEETING

Fusion Fuel Green plc

(Incorporated in Ireland with limited liability

under the Companies Acts 2014 with registered number 669283)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Fusion Fuel Green plc (the “Company”) will be held at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, at 1:00 p.m. (Irish time) on 8 June 2026 to consider and, if thought fit, pass the following Resolutions:

RESOLUTION 1:

As an ordinary resolution:

“THAT the proposed acquisition by the Company (or any nominated subsidiary of the Company) of Royal Uranium Inc. (the “Acquisition”) be and is hereby approved and the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised:

(a)	to proceed with the Acquisition substantially on the terms and subject to the conditions set out in the Share Exchange Agreement dated 18 February 2026 and entered into between the Company and shareholders of Royal Uranium Inc. (the “Share Exchange Agreement”), and to enter into all other agreements and ancillary documents contemplated by the Share Exchange Agreement;

(b)	to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the directors consider necessary, desirable or expedient to implement, or otherwise in connection with, the Acquisition; and

(c)	to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Acquisition and/or to any documents relating to it, as the directors (or any duly authorised committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.”

RESOLUTION 2:

As an ordinary resolution:

“THAT the conversion of 4,171,327 preferred shares of US$0.0001 each in the capital of the Company designated by the Board as Series A Convertible Preferred Shares on 18 November 2024 in accordance with the Articles of Association, having the rights (including conversion terms) fixed by the Board prior to their issuance (and which designation may be amended by the Board at any time thereafter) and which were issued pursuant to the terms of the stock purchase agreement dated 18 November 2024 between Quality Industrial Corp., the Company, Ilustrato Pictures International Inc. and other shareholders of Quality Industrial Corp. into such number of ordinary shares of US$0.0035 each in the capital of the Company as determined in accordance with the conversion terms fixed by the Board and pursuant to the Certificate of Designation (as amended from time to time) be and is hereby approved, and that the directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as the directors consider necessary, desirable or expedient to implement, or otherwise in connection with the foregoing.”

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RESOLUTION 3:

As a special resolution:

“THAT, in accordance with section 30 of the Companies Act 2014, the change of the name of the Company from Fusion Fuel Green plc to Fusion Elements plc is hereby approved, subject to the approval of the Registrar of Companies and subject to any necessary submissions to or approvals by Nasdaq for the change of name, and the Memorandum and Articles of Association of the Company be amended to reflect this change of name, and the Board of directors of the Company is hereby authorised in its absolute discretion to determine the time of the filing with the Registrar of Companies of the relevant applications, forms, filings and documents for such change of name and whether or not to proceed with filing such applications, forms, filings and documents, with the power to delegate and sub-delegate the determination of all of the foregoing, provided that this resolution shall have effect from the business day immediately prior to such filing with the Registrar of Companies.”

BY ORDER OF THE BOARD

James Passin
Chair of the Board

Registered Office:

9 Pembroke Street Upper,

Dublin,

D02 KR83

Ireland.

Dated: 15 May 2026

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Notes:

1.	Any member entitled to attend and vote at the meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote in his/her place. Completion of a Form of Proxy will not affect the right of a member to attend, speak and vote at the meeting in person.

2.	To be valid, Forms of Proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority) must be lodged with the Company’s Registrar, to arrive by no later than 11:59 pm (Eastern Time) on 7 June 2026. If voting online, votes should be cast at www.cstproxyvote.com. The latest time for receipt of online proxies is 11:59 pm (Eastern Time), 7 June 2026.

3.	The Company, pursuant to its articles of association, specifies that only those shareholders registered in the register of members of the Company as at 6:00 p.m. on 8 May 2026 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

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